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SO 5/10/04

SECURITIES AND EXCHANGE COMMISSION

04019413

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RECEIVED MAY 03 2004 WASH. D.C. 155 SECTION PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/03 (MM/DD/YY) AND ENDING 02/29/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.G. Edwards & Sons, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

Saint Louis (City) Missouri (State) 63103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Porter (314) 955-3462
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

One City Centre (Address) Saint Louis (City) Missouri (State) 63101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 14 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph G. Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of A.G. Edwards & Sons, Inc., (the "Company") as of, February 29, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

> Approximately $8,107,000 of debits and $3,000 of credits classified as customers relate to security accounts of principal officers and directors.

Joseph G. Porter
Signature

Senior Vice President
Title

Subscribed and sworn to before me this 28th day of April 2004.

Candace M Ross
Notary Public

CANDACE M. ROSS
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires Jun 4, 2004

A.G. EDWARDS & SONS, INC.

CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 29, 2004

AND

INDEPENDENT AUDITORS' REPORT

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 2200
One City Centre
St. Louis, MO 63101-1819
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
A.G. Edwards & Sons, Inc.:

We have audited the accompanying consolidated balance sheet of A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and subsidiaries (the "Company") as of February 29, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of A.G. Edwards & Sons, Inc. and subsidiaries at February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 26, 2004

A.G. EDWARDS & SONS, INC.
CONSOLIDATED BALANCE SHEET
FEBRUARY 29, 2004
(Dollars in thousands, except per share amounts)

ASSETS	
Cash and cash equivalents	$ 96,376
Cash and government securities, segregated under federal and other regulations	373,663
Securities purchased under agreements to resell	22,355
Securities borrowed	106,034
Receivables:	
Customers, less allowance for doubtful accounts of $45,593	2,351,136
Brokers, dealers and clearing organizations	14,693
Fees, dividends and interest	89,867
Affiliates	244,115
Securities inventory, at fair value:	
State and municipal	292,741
Government and agencies	30,806
Corporate	104,974
Property and equipment, at cost, net of accumulated depreciation and amortization of $548,200	180,228
Deferred income taxes	32,031
Other assets	41,436
	$3,980,455
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term bank loans	$ 28,300
Checks payable	257,566
Securities loaned	231,438
Payables:	
Customers	1,125,014
Brokers, dealers and clearing organizations	151,878
Affiliates	80,586
Securities sold but not yet purchased, at fair value	44,908
Employee compensation and related taxes	413,988
Income taxes	12,971
Other liabilities	117,808
Total Liabilities	2,464,457
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, 2,000 shares	
Issued and outstanding, 1,000 shares	1
Additional paid-in capital	58,576
Retained earnings	1,457,421
Total Stockholder's Equity	1,515,998
	$3,980,455

See Notes to Consolidated Balance Sheet

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 29, 2004
(Dollars in thousands)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and its subsidiaries (collectively referred to as the "Company") operate and are managed as a single business segment providing investment services to its clients. The Company offers a wide range of services designed to meet clients' individual investment needs, including securities and commodities brokerage, investment banking, trust, asset management, retirement and financial planning, insurance products and other related financial services to individual, corporate, governmental and institutional clients through one of the industry's largest retail branch distribution systems. These services are provided by approximately 7,000 financial consultants in more than 700 locations. With headquarters in St. Louis, the Company has offices in 49 states and the District of Columbia.

Basis of Financial Information

The consolidated balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany balances have been eliminated in consolidation. The consolidated balance sheet includes assets of $107,476, principally hardware, software and internally developed applications that are included in property and equipment, net of accumulated depreciation, liabilities of $17,366 consisting primarily of accrued accounts payable and capitalized leases, and stockholder's equity of $90,110 primarily related to its information technology subsidiary.

Use of Estimates

In preparing the consolidated balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Management considers its significant estimates, which are most susceptible to change, to be the allowance for doubtful accounts and accruals for litigation and income taxes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition.

Securities Transactions

Securities purchased under agreements to resell (Resale Agreements) and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Securities borrowed and securities loaned are recorded at the amount of the cash collateral provided for securities borrowed transactions and received for securities loaned transactions, respectively. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default.

Customer securities transactions are recorded on settlement date. Revenues and related expenses for transactions executed but unsettled are accrued on a trade-date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated balance sheet.

Securities inventory, securities sold but not yet purchased, and securities segregated under federal and other regulations are recorded on a trade-date basis and are carried at fair value. Fair value is based on quoted market or dealer prices, pricing models, or management's estimates.

Investment Banking

Investment banking revenues, which include underwriting fees, selling concessions and management fees, are recorded when services for the transaction are substantially completed. Transaction-related expenses are deferred and later expensed to match revenue recognition.

Allowance for Doubtful Accounts

Receivables from customers, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. Management estimates an allowance for doubtful accounts to reserve for potential losses from unsecured and partially unsecured customer accounts deemed uncollectible. The facts and circumstances surrounding each receivable from customers and the number of shares, price and volatility of the underlying collateral are considered by management in determining the allowance. Management continually evaluates its receivables from customers for collectibility and possible write-off. The Company manages the credit risk associated with its receivables

from customers through credit limits and continuous monitoring of collateral. The allowance for doubtful accounts may be susceptible to significant fluctuations in the near term.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of buildings is provided using the straight-line method over estimated useful lives of 20 to 40 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement, generally five to 10 years. Equipment, primarily consisting of office equipment, is depreciated over estimated useful lives of three to 15 years using accelerated methods of depreciation. Computer hardware, including servers and mainframes, and satellite equipment are depreciated over estimated useful lives of three to five years using the straight-line method. Internally developed applications and purchased software meeting the criteria for capitalization are amortized over their estimated useful lives, generally not exceeding three years, using the straight-line method. The Company periodically evaluates and adjusts the carrying value of its property and equipment when impairment exists.

Stock-Based Compensation

The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", (APB Opinion No. 25), and related interpretations to account for its participation in the A.G. Edwards, Inc. stock purchase and incentive stock plans.

Income Taxes

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using current tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company's taxable earnings are included in the consolidated federal income tax return of A.G. Edwards, Inc. Income taxes are computed as if the Company filed on a separate return basis.

(Dollars in thousands)

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. FIN 46 was effective January 31, 2003, for the Company with respect to interests in variable interest entities obtained after that date. With respect to interests in variable interest entities existing prior to February 1, 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), which extends the effective date of FIN 46 to the period ending May 31, 2004. The Company currently does not believe it will be required to consolidate any material interests in variable interest entities. The Company did not acquire any variable interest entities subsequent to February 1, 2003.

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133 and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on the Company's consolidated balance sheet.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement is effective for financial instruments entered into or modified after May 31, 2003. This statement provides guidance for determining the classification of and accounting for certain financial instruments that embody obligations of the issuing entity. The adoption of this statement did not have a material impact on the Company's consolidated balance sheet.

(2) EMPLOYEE BENEFIT PLANS

Employees of the Company are eligible to participate in the A.G. Edwards, Inc. stock purchase, incentive stock, deferred compensation and profit sharing plans.

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 29, 2004
(Dollars in thousands)
(Continued)

(3) RESTRUCTURING CHARGE

The Company recorded a restructuring charge of $75,999 during fiscal year 2002 as a result of a number of actions taken to reduce costs, streamline headquarters operations and better position the Company for improved profitability.

The following table reflects changes in the restructuring reserves included in other liabilities at February 29, 2004:

	Balance February 28, 2003	Utilized in Fiscal-Year 2004	Adjustments in 2004 to Initial Estimates	Balance February 29, 2004
Technology assets	$ 136	$ (136)	$ -	$ -
Severance costs	6,978	(6,978)	-	-
Real estate consolidation	8,275	(3,955)	1,820	6,140
	$ 15,389	$ (11,069)	$ 1,820	$ 6,140

The real estate consolidation liability will be paid out over the remaining lives of the related leases, which end in fiscal year 2009.

(4) PROPERTY AND EQUIPMENT

At February 29, 2004, property and equipment consists of:

Building and leasehold improvements	$ 67,890
Equipment and computer hardware	510,577
Software and software applications	123,644
Software development in progress	26,064
Construction in progress	253
Total property and equipment	728,428
Less: Accumulated depreciation and amortization	(548,200)
Total property and equipment, net	$180,228

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 29, 2004
(Dollars in thousands)
(Continued)

(5) SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of securities lending arrangements and bank loans. The interest rates on such short-term borrowings reflect market rates of interest or rebates at the time of the transactions. The average securities lending arrangements outstanding that were utilized in financing activities were $170,000 in 2004 at an effective interest rate of 1.4 percent. Customer securities were utilized in these arrangements. Bank loans are short-term borrowings that are payable on demand and may be unsecured or collateralized by customer-owned securities held in margin accounts. The average of such bank loans was $55,000 in 2004 at an effective interest rate of 1.4 percent. Substantially all such borrowings were secured by customer-owned securities.

(6) NET CAPITAL REQUIREMENTS

A.G. Edwards & Sons, Inc. is subject to net capital rules administered by the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Under such rules, A.G. Edwards & Sons, Inc. must maintain net capital of not less than 2 percent of aggregate debit items, as defined, arising from customer transactions and would be restricted from expanding its business or paying cash dividends or advancing loans to affiliates if its net capital were less than 5 percent of such items. These rules also require A.G. Edwards & Sons, Inc. to notify and sometimes obtain approval from the SEC and other regulatory organizations for substantial withdrawals of capital or loans to affiliates. At February 29, 2004, A.G. Edwards & Sons, Inc.'s net capital of $614,196 was 27 percent of aggregate debit items and $568,733 in excess of the minimum required.

(7) INCOME TAXES

Deferred income taxes reflect temporary differences in the bases of the Company's assets and liabilities for income tax purposes and for financial reporting purposes, using current tax rates. These temporary differences result in taxable or deductible amounts in future years.

(Dollars in thousands)

Significant components of deferred tax assets and liabilities at February 29, 2004, are as follows:

Deferred Tax Assets:	
Employee benefits	$48,270
Other	13,909
	62,179
Deferred Tax Liabilities:	
Receivables	17,555
Property and equipment	11,099
Other	1,494
	30,148
Net Deferred Tax Assets	$32,031

The Company expects to fully realize these deferred tax assets given its historical level of earnings and related taxes paid; accordingly, no valuation allowance has been established.

(8) COMMITMENTS AND CONTINGENT LIABILITIES

The Company has long-term operating leases and commitments related to office space, equipment and service agreements. Minimum commitments under all such noncancelable leases and service agreements, some of which contain escalation clauses and renewal options, at February 29, 2004, are as follows:

Year Ending February 28 (29),	
2005	$ 97,900
2006	86,500
2007	72,700
2008	63,100
2009	46,500
Later years	95,300
	$462,000

The Company is engaged in a project that, when fully implemented, is designed to update the Company's technology infrastructure, streamline its back office processing and strengthen its data management capabilities. As part of this project, the Company will migrate its back-office systems to an application service provider, which will provide the software and computer operations that support the Company's securities processing functions. The Company has internally designated up to $183 million, including internal development costs, related to this project. Total costs for this project through February 29, 2004, were $85 million, of which $33

million was capitalized. The project is expected to be completed in fiscal year 2006 with certain major components, including migration to the application service provider, scheduled to occur in fiscal year 2005.

In the normal course of business, the Company enters into when-issued and underwriting commitments and delayed delivery transactions. Settlement of these transactions at February 29, 2004, would not have had a material effect on the consolidated balance sheet.

The Company had $57,311 of outstanding letters of credit at February 29, 2004, principally to satisfy margin deposit requirements with the Options Clearing Corporation.

The Company is a defendant in a number of lawsuits, in some of which plaintiffs claim substantial amounts, relating primarily to its securities and commodities business. Management has determined that it is likely that ultimate resolution in favor of the plaintiffs will result in losses to the Company on certain of these claims. Factors considered by management in estimating the Company's liability are the loss and damages sought by the plaintiffs, the merits of the claims, the total cost of defending the litigation, the likelihood of a successful defense against the claims, and the potential for fines and penalties from regulatory agencies. Management, based on its understanding of the facts, reasonably estimates a range of loss and accrues what it considers appropriate to reserve against probable loss for certain claims. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. While results of litigation and investigations and proceedings by governmental and self-regulatory agencies or the results of judgments, fines or penalties cannot be predicted with certainty, management, after consultation with counsel, believes that resolution of all such matters are not expected to have a material adverse effect on the consolidated balance sheet of the Company.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which requires members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

(9) FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk and Concentration of Credit Risk

The Company records customer transactions on a settlement date basis, generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to customers' and other counterparties' inability to fulfill their contracted obligations.

In the normal course of business, the Company also executes customer transactions involving the sale of securities not yet purchased, the purchase and sale of futures contracts, and the writing of option contracts on both securities and futures. In the event customers or other counterparties, such as broker-dealers or clearing organizations, fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments in order to fulfill its obligations at prices that may differ from amounts recorded in the consolidated balance sheet.

Customer financing and securities settlement activities generally require the Company to pledge customer securities as collateral in support of various financing sources. In addition, customer securities may be pledged as collateral to satisfy margin deposits at various clearing organizations. To the extent these counterparties are unable to fulfill their contracted obligation to return securities pledged, the Company is exposed to the risk of obtaining securities at prevailing market prices to meet its customer obligations.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the consolidated balance sheet.

A substantial portion of the Company's assets and obligations result from transactions with customers and other counterparties who have provided financial instruments as collateral. Volatile trading markets could impair the value of such collateral and affect the ability of customers and other counterparties to satisfy their obligations to the Company.

The Company manages its risks associated with the aforementioned transactions through position and credit limits and the continuous monitoring of collateral. Additionally, collateral is requested from customers and other counterparties when appropriate.

The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and other loans. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At February 29, 2004, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $3,080,672, and the fair value of the collateral that had been sold or repledged was $345,432.

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 29, 2004
(Dollars in thousands)
(Continued)

Derivatives

The Company does not act as dealer, trader or end-user of complex derivatives such as swaps, collars and caps. The Company provides advice and guidance on complex derivative products to selected clients; however, this activity does not involve the Company acquiring a position or commitment in these products. The Company will occasionally hedge a portion of its debt inventory through the use of financial futures contracts. These transactions are not material to the Company's financial condition.

Fair Value Considerations

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.